1. Name and Address of Reporting Person
   Newell, Allan P.
   170 Newell Road
   Hammond, NY 13646
2. Issuer Name and Ticker or Trading Symbol
   Newell Rubbermaid Inc. (NWL)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Day/Year
   11/18/2002 R1
5. If Amendment, Date of Original (Month/Day/Year)
   11/14/2002
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    11/18/2002            G         -820 <F3>   D   $0.0000    1972780        D
                                <F1>                  <F2>
Common Stock                                                                               0              I           AP Newell
                                                                                                                      Co-Trustee,Ch
                                                                                                                      ildn Tr
Common Stock                                                                               0              I           AP Newell
                                                                                                                      Co-Trustee,In
                                                                                                                      come Tr
Common Stock                                                                               0              I           AP Newell
                                                                                                                      Co-Trustee,Sp
                                                                                                                      ray Tr
Common Stock                                                                               2144           I           Catherine B.
                                                                                                                      Newell, wife
                                                                                                                      (Street Name)

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Option      $25.875                                                   08/01/2005 Common                      5000    D
(Right to                                                                        Stock
Buy)
Option      $25.875                                                   08/09/2010 Common                      5000    D
(Right to                                                                        Stock
Buy)
Option      $35.34                                                    05/09/2012 Common                      2000    D
(Right to                                                                        Stock
Buy)
Option      $38.5                                                     11/07/2007 Common                      5000    D
(Right to                                                                        Stock
Buy)

Explanation of Responses:

<F1>
The transaction was actually completed on 11-18-02 after final counsel approval.
<F2>
Gift to the Frederick Remington Art Museum
<F3>
Broker said shares valued at $25,000. Filing should be for only 820 shares, not 25000 shares.

SIGNATURE OF REPORTING PERSON
/s/ Allan P. Newell

DATE
11/19/2002